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TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com January 23, 2019	BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie Gorman and Ms. Jennifer Gowetski

SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

RE:                       The RMR Group Inc.
Registration Statement on Form S-3
Filed December 3, 2018
File No. 333-228662

Dear Ms. Gorman and Ms. Gowetski:

On behalf of The RMR Group Inc. (the “Company”), we have filed today Amendment No. 1 to the Registration Statement on Form S-3 of the Company (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance, Office of Real Estate and Commodities of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 21, 2018, concerning the Registration Statement on Form S-3 of the Company filed on December 3, 2018. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each comment provided is printed below in bold italics and is followed by the Company’s response. All references in this letter to page numbers and sections correspond to the page numbers and sections in the Amended Registration Statement, unless otherwise noted.

General

1.                                    We note that you incorporate by reference your Annual Report filed on Form 10-K for the fiscal year ended September 30, 2018. However, the Form 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the Form 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

U.S. Securities and Exchange Commission
January 23, 2019

Response: The Company has filed today its definitive proxy statement for its 2019 annual meeting of stockholders with the Commission and has revised the disclosure under the section entitled “Incorporation of Certain Information by Reference” to incorporate by reference the applicable sections of the proxy statement in accordance with this comment. Please see page 2.

2.                                    We note Section 13.2 of your Fourth Amended and Restated Bylaws, dated September 13, 2017, regarding mandatory arbitration and Section 13.1 regarding exclusive forum. We also note your risk factor disclosure regarding such provisions in your Annual Report on Form 10-K for the fiscal year ended September 30, 2018. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding the operation of the exclusive forum provision in light of the mandatory arbitration provision. In addition, please revise to:

•                Further describe the arbitration provision and how this provision will impact your shareholders, including more specific risk factor disclosure;

•                Address any questions as to enforceability of the arbitration provision under federal and state law; and

•                Clarify whether the arbitration provision applies to claims under the federal securities laws and, if so, revise the disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has filed today a Current Report on Form 8-K with the Commission and has revised the disclosure under the sections entitled “Incorporation of Certain Information by Reference” and “Description of Certain Provisions of the Maryland General Corporation Law and of our Charter and Bylaws,” including to incorporate by reference that Form 8-K, in accordance with this comment. Please see pages 2 and 29-30.

***

U.S. Securities and Exchange Commission
January 23, 2019

Please contact the undersigned at (213) 687-5122 should you require further information.

Very truly yours,

/s/ P. Michelle Gasaway
P. Michelle Gasaway
cc:	The RMR Group Inc.
Matthew Jordan

Skadden, Arps, Slate, Meagher & Flom LLP
Margaret Cohen